Exhibit 99.1

InflaRx Announces Advancement of Izicopan in ANCA-Associated Vasculitis and Select Renal Diseases

•	InflaRx intends to develop izicopan in ANCA-associated vasculitis (AAV), with a secondary goal of establishing rapid proof of concept in additional life-threatening renal diseases
•	Capital Markets Day highlighting the promise and potential of izicopan in AAV and broader renal disorders now planned for summer 2026
•	The Company estimates it will have sufficient funds for currently planned clinical development activities and ongoing operations through 2029
•	InflaRx will continue to engage in dialog with potential collaborators to advance its development goals with izicopan across all geographies
•	The Company will host a webcast to discuss its new strategy in AAV and renal disease on Friday, May 8, at 8:30 AM ET / 2:30 PM CET

Jena, Germany, May 6, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced that it intends to develop izicopan, an oral C5a receptor (C5aR) inhibitor with potential best-in-class properties, in AAV, a life-threatening kidney disorder. InflaRx is conducting Phase 2 planning for izicopan in AAV and is evaluating the feasibility of multiple development approaches, including the potential for an expedited path to the commercial market, in an effort to best address the evolving regulatory environment surrounding the currently approved comparator, avacopan.

In addition, the Company has announced its goal of establishing rapid proof of concept for izicopan across a broader range of complement-mediated life-threatening kidney diseases by conducting open-label studies that are expected to begin generating clinical data next year in certain indications. These additional renal disease targets include atypical hemolytic uremic syndrome (aHUS), IgA nephropathy (IgAN) and C3 glomerulopathy (C3G), where early evidence already exists for the role of C5a/C5aR inhibition and where izicopan’s favorable clinical profile could be a significant differentiator. Toward these efforts, InflaRx anticipates conducting a pharmacokinetic bridging study in China this year.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, said: “We have elected to pursue development in ANCA-associated vasculitis following our thorough evaluation of the high unmet need in this life-threatening disease and izicopan’s promise as a significantly differentiated inhibitor of C5aR, with potential advantages in efficacy, safety and convenience. Furthermore, with a strong body of evidence supporting the role of the C5a/C5aR axis in multiple kidney diseases, our additional goal is to establish proof of concept in other renal disorders, such as atypical hemolytic uremic syndrome, IgA nephropathy and C3 glomerulopathy.”

InflaRx estimates it will have sufficient funds to execute currently planned development programs through meaningful milestones, including proof-of-concept data readouts in aHUS, IgAN and C3G, the Phase 2 data readout in AAV, as well as ongoing operations, through 2029.

Capital Markets Day

InflaRx expects to host a Capital Markets Day to further detail the potential of izicopan’s best-in-class properties in AAV, aHUS, IgAN and C3G this summer.

Webcast

InflaRx will host a webcast/conference call on Friday, May 8, at 8:30 AM ET / 2:30 PM CET. To participate in the call, participants may pre-register here to receive an invite link and dial-in details.

The live webcast and audio archive of the presentation can be accessed on the InflaRx website at https://www.inflarx.de/Home/Investors/Events.html.

Izicopan for hidradenitis suppurativa (HS)

InflaRx has largely concluded its interactions with FDA regarding an optimized clinical development program for izicopan in HS, and believes a viable path forward exists. The Company believes HS remains a significant  opportunity for izicopan, with a market potential that could exceed $1.5 billion per year, with further development currently envisioned only in collaboration with a partner.

About izicopan
Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules (ANs) and draining tunnels (dTs), robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7). In addition, InflaRx has begun planning for development of izicopan in AAV and additional renal indications.

About InflaRx N.V.
InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of AAV and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the success of our future clinical trials for izicopan’s treatment of anti-neutrophil cytoplasmic AAV and other renal diseases, including aHUS, IgAN and C3G, and our ability to establish proof-of-concept for izicopan across such indications; the success of our future clinical trials for vilobelimab's treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome; potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG; the success of our future clinical trials for  izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.